SEC FILE NO. 70-9835




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                                  COMPLETION OF
                                  TRANSACTIONS



                                    GPU, INC.



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                            UNITED STATES OF AMERICA

                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.



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                                              :
            In the Matter of                  :
                                              :  CERTIFICATE PURSUANT
              GPU, INC.                       :  TO
                                              :  RULE 24
            File No. 70-9835                  :
                                              :
(Public Utility Holding Company Act of 1935)  :
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     This is to certify, pursuant to Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, that the transactions described below, which were proposed by GPU, Inc. (the "Company") in its Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated March 28, 2001.

     On March 30, 2001, the Company issued an unconditional and irrevocable guarantee of the punctual payment when due of all obligations of its subsidiary MYR Group, Inc. ("MYR") under MYR's Credit Agreement dated November 28, 2000, with Bank One, NA as administrative agent and as the initial lender (the "Credit Agreement"), permitting borrowings by MYR from time to time in an aggregate amount not to exceed $50 million outstanding at any one time. All loans under the Credit Agreement are payable November 1, 2003.

      Attached hereto and incorporated by reference are:

      Exhibit   B-2(a) - Execution form of GPU Guaranty.

      Exhibit   F-1(a) - Post-effective opinion of Thelen Reid &
                         Priest LLP, counsel for the Company.

      Exhibit   F-2(a) - Post-effective opinion of Ryan, Russell,
                         Ogden & Seltzer LLP, counsel for the Company.

            IN WITNESS WHEREOF, GPU, Inc. has caused this certificate to be executed this 9th day of April, 2001.

                                GPU, INC.



                                By: /s/ T. G. Howson
                                    ---------------------------
                                    Vice President and Treasurer